Exhibit 12.1

Group 1 Automotive, Inc.
Ratios of Earnings to Fixed Charges
(Dollars in thousands, unaudited)

	For the year ended December 31,
	2015	2014	2013	2012	2011
Earnings:
Pretax income	$182,171	$164,400	$191,895	$160,735	$132,094
Add:
Fixed charges	108,106	105,739	97,233	84,395	78,429
Less:
Capitalized interest	(741)	(731)	(805)	(689)	(635)
Total Earnings	$289,536	$269,408	$288,323	$244,441	$209,888
Fixed Charges:
Interest expense	$96,167	$91,306	$80,639	$69,261	$61,409
Estimated interest within rent expense	11,198	13,702	15,789	14,445	16,385
Capitalized interest	741	731	805	689	635
Total Fixed Charges	$108,106	$105,739	$97,233	$84,395	$78,429
Ratio of Earnings to Fixed Charges	2.7	2.5	3.0	2.9	2.7